Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXTRACT OF MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON FEBRUARY 10, 2026

1.Date, Time and Venue: On February 10, 2026, at 14:00 p.m. at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their majority: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Rodrigo Calvo Galindo and Walter Schalka, with the absence of Mr. Paulo Sergio Kakinoff being justified. Additionally, the following members of the Company's Fiscal Council attended the meeting as guests: Mr. Eraldo Soares Peçanha, Mr. Luiz Augusto Marques Paes, and Mr. Rubens Barletta, as well as representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), the Company's independent auditor, Mr. Daniel Fumo, and also Mr. João Alberto de Abreu, President, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations, and Mr. João Vitor Zocca Moreira, as Secretary of the meeting.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: The meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.

5.Agenda: (...) (2) To issue an opinion on the Management Report and on the Company's individual and consolidated Financial Statements and their respective Explanatory Notes, all referring to the fiscal year ended December 31, 2025, together with the independent auditor’s report.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.Presentation, discussions on the agenda and resolutions:
“7.2. Mr. Beto Abreu and Mr. Marcos Assumpção presented the Company's results and, with the favorable opinion from the Statutory Audit Committee and without reservations from the Fiscal Council, and with the participation of PwC representatives, the Directors, unanimously and without reservations, (i) issued a favourable opinion on the Management Report and on the Company’s individual and consolidated Financial Statements and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2025, considering the independent auditor's report; (ii) authorized the corresponding disclosure of these documents in accordance with applicable regulations and legislation; and (iii) approved the submission of those documents for resolution by the Company's Annual General Meeting, which convening shall be timely performed.”

Exhibit 99.1
8.CLOSING: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform. I certify that this is an extract of the minutes of the Board of Directors Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, February 10, 2026.
João Vitor Zocca Moreira
Secretary
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